Filed by Spartan Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seaway Food Town, Inc.
Commission File No.: 000-00080

FOR IMMEDIATE RELEASE

Investor Contact:	Dave Staples, CFO (616) 878-8319	Media Contact:	Karen Aylsworth (616) 878-8339

Spartan Stores Reports Improved Results for Fourth Quarter and Fiscal 2000

GRAND RAPIDS, MICHIGAN-June 20, 2000-Spartan Stores, Inc., today reported financial results for the fiscal 2000 fourth quarter and 12 months ended March 31, 2000.

Sales for the fiscal 2000 fourth quarter increased 10.4% to $692.0 million from $627.1 million in the year-ago quarter. The company had net earnings of $339,000, or $0.03 per share, in the fourth quarter of fiscal 2000 and a net loss of $1.6 million, or $0.14 per share, a year ago.

In fiscal 2000, sales increased 14.2% to $3.05 billion from $2.67 billion in fiscal 1999. Net income for the year increased 16.2% to $17.2 million, or $1.70 per share, from $14.8 million, or $1.33 per share. Fiscal 1999's net income included an after tax extraordinary charge of $1.0 million, or $0.09 per share, for early retirement of debt. The average number of shares outstanding was nearly 10% lower in fiscal 2000 than in fiscal 1999.

Results for both fiscal years reflect certain unusual items. Fiscal 2000's pre-tax earnings included a benefit of $4.5 million from the reversal of restructuring charges and a moderate increase from cigarette inventory gains during the year. These benefits were partially offset by the $1.3 million impairment loss in the fourth quarter. Fiscal 1999's pre-tax earnings included a $5.7 million restructuring charge that was more than offset by significant cigarette inventory gains throughout the first three quarters of the year.

Sales for Spartan's retail grocery segment increased by $131.3 million during the fourth quarter and $540.1 million in fiscal 2000, reflecting the acquisition of 47 retail grocery stores since late fiscal 1999. Comparable store sales increased approximately 0.33% in the fourth quarter and 2.3% for the year, primarily because of the Company's promotional programs and continued emphasis on product-line expansion. In the grocery distribution segment, sales were essentially flat in the fourth quarter, but advanced 2.4% to $1.88 billion for all of fiscal 2000. Convenience-store distribution sales were also flat for the fourth quarter, but increased 11% to $934 million for the full year, aided by additional cigarette inventory gains as well as a 5% increase in non-cigarette revenues. Distribution segment sales gains were more than offset by the elimination of intercompany sales, which amounted to $335.9 million in fiscal 2000 and only $34.6 million in fiscal 1999.

Gross margin widened significantly for the fourth quarter and fiscal year, reflecting the higher margins associated with the retail grocery operations. The acquired retail operations also led to an increase in selling, general, and administrative costs, however, the operating margin increased to 1.53% from last year's 1.33%. Fourth-quarter operating margin expanded to 1.53% from 0.32% the year before.

Jim Meyer, Spartan Stores' President and Chief Executive Officer stated, "Over the past year, we have made substantial progress toward our strategic goal of expanding our retail operations. Our efforts in this regard have already improved our overall profitability, and our strategy of expanding product lines and private-label offerings is also having a favorable impact. Our fourth-quarter earnings improved considerably, and we expect operating results to continue to strengthen as we move forward."

"We look forward to closing on the previously announced merger with Toledo-based Seaway Food Town, which will more than double the number of retail stores we currently operate, expand our regional presence, and launch Spartan Stores as a publicly traded company ," Mr. Meyer continued. "The merger will be another major milestone in our business plan. It will allow us to capture cost savings and implement marketing enhancements to drive sales growth in both our retail and grocery wholesale operations."

Spartan Stores, Inc. is a Grand Rapids, Michigan-based grocery retailer and wholesaler, providing products and services to 400 supermarkets in Michigan, Indiana and Ohio. Spartan's subsidiaries include: Family Fare, Inc., which owns and operates 47 supermarkets in Michigan; L&L/Jiroch, J. F. Walker Company, Inc., and United Wholesale Grocery Company, which supply products to over 9,600 convenience stores in the Midwest; and Shield Insurance Services, which provides a full line of business and personal insurance offerings. Although not a publicly traded company, Spartan Stores currently files Form 10-Q, 10-K, and other periodic reports with the SEC.

Spartan Stores, Inc. and Seaway Food Town, Inc. have filed with the Securities and Exchange Commission and mailed to their respective shareholders a definitive prospectus/joint proxy statement relating to the proposed merger of Spartan Stores and Seaway Food Town. The registration statement on Form S-4 containing the prospectus/joint proxy statement was declared effective on June 7, 2000, by the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Chief Financial Officer of Spartan Stores, Inc. at 850 76th Street S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Chief Financial Officer of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Information concerning the participants in the solicitation of proxies for the merger is included in the definitive prospectus/joint proxy statement.

FORWARD-LOOKING STATEMENTS
This press release contains expectations and other forward-looking statements about the proposed merger of Spartan Stores, Inc. and Seaway Food Town, Inc. and the business and operations of Spartan Stores that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that may cause such a difference include the possibility that the merger with Seaway Food Town may not be completed and other factors described in the Spartan Stores' Registration Statement on Form S-4, the Annual Report on Form 10-K and other filings with the SEC. Spartan Stores disclaims any intention or obligation to update or revise any forward-looking statement.

FINANCIAL RESULTS:

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

	Three Months Ended (unaudited)			Year Ending
	March 25, 2000	March 27, 1999		March 25, 2000	March 27, 1999
Net sales	$691,970	$627,078		$3,050,282	$2,671,700
Costs and expenses
Cost of sales	594,233	563,192		2,643,490	2,397,818
Operating and administrative	87,138	62,497		360,271	238,289
Restructuring charge	227	396		(4,521)	5,698
Interest expense	7,875	2,639		27,294	9,208
Interest income	(759)	(993)		(4,247)	(3,103)
Other gains	2,215	56		494	(1,188)
Total costs and expenses	$690,929	$627,787		$3,022,781	$2,646,722
Earnings before income taxes and extraordinary item	1,041	(709)		27,501	24,978
Income taxes	702	(177)		10,307	9,148
Earnings before extraordinary item	339	(532)		17,194	15,830
Extraordinary item (net of income taxes of $554,000	0	1,031		0	1,031
Net earnings	$339	$(1,563	) $	17,194	$14,799
Basic and diluted earnings per Class A share:
Before extraordinary item	$0.03	$(0.05	) $	1.70	$1.42
Net earnings	$0.03	$(0.14	) $	1.70	$1.33
Basic weighted average Class A shares	9,914	10,989		10,082	11,158
Diluted weighted average Class A shares	9,921	10,994		10,089	11,162

BALANCE SHEET DATA

	(in thousands)
Assets	3/31/00	3/31/99
Cash and cash equivalents	$36,422	$28,756
Total current assets	256,780	218,958
Total other assets	135,202	146,072
Property and equipment, net	178,591	158,348
Total assets	570,573	523,378

Total current liabilities	168,332	118,095
Long-term debt	266,071	271,428
Other liabilities	10,163	12,793
Shareholders' equity	126,007	121,062
Total liabilities and shareholders' equity	$570,573	$523,378